Mail Stop 6010


	June 8, 2006


Robin Stracey
President and Chief Executive Officer
Applied Imaging Corp.
120 Baytech Drive
San Jose, CA 95134-2302

Re:	Applied Imaging Corp.
	Registration Statement on Form S-3
      Filed June 1, 2006
	File No. 333-134621

Dear Mr. Stracey:

      We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should amend your filing in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your response.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that your common stock is quoted  on the Over-the-
Counter
Bulletin Board. As such, it does not appear that you are eligible to register shares for resale by selling stockholders on Form S-3 because you do not meet the requirements of that form. See General
Instruction I.B.3 to Form S-3 and paragraph H.54 of the Division of
Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997). Please withdraw the Form S-3 or amend your registration statement so that it is on a proper form.

* * *

      Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with any other questions.

	Sincerely,



	Russell Mancuso
	Branch Chief


cc:	David J. Saul, Esq. (via fax)
	Evan Y. Ng, Esq. (via fax)
Robin Stracey
Applied Imaging Corp.
June 8, 2006
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